Exhibit 99.1

FEMSA Announces Ordinary Dividend Proposal for 2022

Monterrey, Mexico, March 4, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces that its Board of Directors has proposed an ordinary dividend in the amount of Ps. 11,358 million, to be paid during 2022. This proposal represents an increase of 48% and 10% compared to the dividends paid during 2021 and 2020, respectively. After deviating from historical trends in 2021, this amount is more in line with the encouraging long-term performance of our business, and it highlights FEMSA’s robust cash generation profile.

The dividend is subject to approval at the Annual Shareholders’ meeting to be held on April 8, 2022.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and OXXO Gas, a chain of retail service stations. FEMSA’s Digital Division includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

March 4, 2022	1